

May 5, 2022

John Garcia
Co-Chief Executive Officer
AEA-Bridges Impact Corp.
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
Cayman Islands
KY1-1102

> **Re: AEA-Bridges Impact Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 14, 2022**
> **File No. 333-262573**

Dear Dr. Garcia:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 filed April 14, 2022

Exhibits

1.   Please revise Exhibit 5.1 to exclude the company from the first paragraph on page 4 of the opinion.

2.   Please revise Exhibit 8.1 to exclude the company from paragraph a. on page 2 of the opinion.

3.   Please tell us why the assumption in paragraph c. on page 2 and the assumptions in paragraphs i. and j. on page 3 of Exhibit 8.1 are necessary.

4.   Please revise Exhibit 8.1 to consent to being named in the registration statement. For
example, we note the reference to Kirkland & Ellis LLP on pages 4 and 101.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the
financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sergio Chinos, Senior Attorney, at 202-551-7844 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christian O. Nagler, Esq.